Filed by Wintrust Financial Corporation
                                                  (Commission File No.  0-21923)
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                               Subject Company: Advantage National Bancorp, Inc.

      ON JULY 2, 2003, WINTRUST FINANCIAL CORPORATION ISSUED THE FOLLOWING
                                 PRESS RELEASE:


                   [WINTRUST FINANCIAL CORPORATION LETTERHEAD]


FOR IMMEDIATE RELEASE
---------------------
July 2, 2003


FOR MORE INFORMATION CONTACT:
Edward J. Wehmer, President/CEO - Wintrust Financial Corporation, (847) 615-4096 David A. Dykstra, COO - Wintrust Financial Corporation, (847) 615-4096
Gary E. Umlauf, President/CEO - Advantage National Bancorp, Inc., (847) 364-0100


                WINTRUST FINANCIAL CORPORATION ANNOUNCES PLANS TO
                -------------------------------------------------
                    ACQUIRE ADVANTAGE NATIONAL BANCORP, INC.
                    ----------------------------------------

         LAKE FOREST, ILLINOIS - Wintrust Financial Corporation ("Wintrust") (Nasdaq: WTFC) today announced the signing of a definitive agreement to acquire Advantage National Bancorp, Inc. ("Advantage") in a stock merger transaction. Advantage is the parent company of Advantage National Bank that has locations in Elk Grove Village and Roselle, Illinois.

         Advantage National Bank is a de novo bank that began operations in January, 2001 and had total assets of approximately $104 million as of March 31, 2003. Subsequent to the merger, Advantage National Bank will continue to operate as a separately chartered bank subsidiary of Wintrust.

         "This transaction is a wonderful match for both companies," stated Edward J. Wehmer, President and CEO of Wintrust. "We are partnering with a company that shares our commitment to community banking predicated on customer service. The merger allows Wintrust to expand into the desirable northwest Chicago metropolitan area with a bank that has a terrific operating culture, outstanding growth and profit potential, and a dedicated board of directors and management team. We expect a very smooth transition. Our plans call for all of the senior officers to stay on and manage the operations of the bank."

He added: "We have achieved our success to date through our commitment to the de novo approach to growth, and this acquisition is consistent with that philosophy. We gain a two-year head start in a market that we believe is desirable by building on the strength of a successful de novo institution and partnering with a management team already dedicated to this market. We will continue to charter new de novo banks in the future and will also welcome other opportunities like this."

         "We are excited that our success to date as a customer service driven community bank has given us the unique opportunity to combine resources with Wintrust," said Gary Umlauf, Advantage Bank's President. He also noted that the clients' interests always come first in both firms and both organizations share a common market philosophy of community banking. He stated: "Our customers have benefited from a very special relationship with our staff and board of directors and we don't see any of that changing. It will be business as usual but with a wider range of products and services through the strength Wintrust can offer. Wintrust is also a strong source of additional capital to support our future growth. We clearly see benefits for our customers, shareholders and employees and we are proud to join Wintrust's dynamic management team."

TERMS OF THE TRANSACTION
------------------------

         In the merger, each share of Advantage common stock outstanding will be valued at $26.50 and be converted into the right to receive shares of Wintrust's common stock based on Wintrust's average trading price at closing determined in accordance with the merger agreement. At June 30, 2003, Advantage had outstanding 729,386 shares of common stock and warrants to acquire approximately 189,614 shares of common stock at an exercise price of $15.00 per share. Assuming all of these shares are outstanding on the closing date and converted to Wintrust common stock in the merger, the aggregate purchase price would be approximately $24.4 million, or approximately two times the current book value of Advantage adjusted for the warrant exercises. Under the agreement, any warrants not exercised prior to the closing date will be cashed out based on the $26.50 per share value. Consummation of the transaction is not expected to have a material impact on Wintrust's 2003 or 2004 earnings per share.

         The transaction is subject to approval by regulators, Advantage's shareholders and certain closing conditions. The transaction is expected to close early in the fourth quarter of 2003.

ABOUT WINTRUST
--------------

         Wintrust is a financial holding company whose common stock is traded on the Nasdaq Stock Market(R) and that has assets of $3.9 billion. Its seven suburban Chicago community bank subsidiaries, each of which was founded as a de novo bank since December 1991, are located in the following markets -- Lake Forest Bank & Trust Company, Hinsdale Bank & Trust Company, North Shore Community Bank & Trust Company in Wilmette, Libertyville Bank & Trust Company, Barrington Bank & Trust Company, Crystal Lake Bank & Trust Company and Northbrook Bank & Trust Company. The banks also operate facilities in Lake Bluff, Highland Park, Hoffman Estates, Highwood, Glencoe, Winnetka, Clarendon Hills, Western Springs, Skokie, Wauconda, Cary, McHenry and Riverside, Illinois. Additionally, the Company operates various non-bank subsidiaries. First Insurance Funding Corporation, one of the largest commercial insurance premium finance companies operating in the United States, serves commercial loan customers throughout the country. Wayne Hummer Trust Company, a trust subsidiary, allows Wintrust to service customers' trust and investment needs at each banking location. Tricom, Inc. of Milwaukee provides short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States. Wayne Hummer Investments, LLC is a broker-dealer providing a full range of private client and brokerage services to clients located primarily in the Midwest. Focused Investments LLC is a broker-dealer that provides a full range of investment solutions to clients through a network of community-based financial institutions throughout the Midwest. Wayne Hummer Asset Management Company provides money management services and advisory services to individual accounts as well as the Wayne Hummer Companies' four proprietary mutual funds. Wintrust Information Technology Services Company provides information technology support, item capture, and statement preparation and lockbox services to the Wintrust subsidiaries. Currently, Wintrust operates a total of 32 banking offices and is in the process of constructing several additional branch facilities. All of the Company's banking subsidiaries are locally managed with large local boards of directors. Wintrust Financial Corporation has been one of the fastest growing de novo bank groups in Illinois.

                           Forward-Looking Information
                           ---------------------------

         This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating to Wintrust's planned acquisition of Advantage National Bancorp, Inc. and its subsidiary, the combination of their businesses with Wintrust, as well as growth strategies and earnings outlook. Actual results could differ materially from those addressed in the forward-looking statements due to factors such as unexpected difficulties or delays in completing the acquisition, unforeseen difficulties in integrating the operations of Advantage or higher than expected operational costs, unanticipated departures of senior officers of Advantage or loss of other key personnel, changes in economic conditions, unanticipated changes in interest rates that negatively impact growth, competition and the related pricing of other banking products, future events that may cause unforeseen losses on loans or other customer advances, slower than anticipated development and growth of Advantage's business or unanticipated business declines. Therefore, there can be no assurances that future actual results will correspond to these forward-looking statements, and Wintrust undertakes no obligation to publicly update these statements.. This press release should be reviewed in conjunction with Wintrust's Annual Report on Form 10-K, quarterly reports on Form 10-Q and other publicly available information regarding Wintrust, copies of which are available from Wintrust upon request. Such publicly available information provides additional information regarding risks and uncertainties related to Wintrust's business that should be considered in evaluating "forward-looking statements."

ADDITIONAL INFORMATION
----------------------

         Wintrust will be filing a registration statement with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a proxy statement/prospectus that will be sent to the shareholders of Advantage National Bancorp, Inc. seeking their approval of the proposed transaction.

         Shareholders of Advantage are advised to read the important information concerning the proposed transaction contained in the proxy statement/prospectus and other documents filed by Wintrust with the Securities and Exchange Commission when they become available. When filed, these documents can be obtained free of charge from the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. or upon written request to Wintrust Financial Corporation, Attn: Investor Relations, 727 North Bank Lane, Lake Forest, Illinois 60045 or by calling (847) 615-4096, or upon written request to Advantage National Bancorp, Inc., Attn: President, 75 East Turner Avenue, Elk Grove Village, Illinois 60007 or by calling (847) 364-0100.



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